[PMHI Letterhead]

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tabatha Akins
Mail Stop 6010

Via EDGAR and Facsimile: 202.772.9217

September 16, 2008

Dear Ms. Akins:

In response to your correspondence received September 9, 2008 and our telephone conversations of September 10, 2008 and September 12, 2008, we confirm that:

(1)         we have made the requested revisions to the 8-K filing of Prospect Medical Holdings, Inc. (the “Company”) dated September 2, 2008, via an 8-K/A filing submitted to the Commission as of today’s date (the “filing”); and

(2)         we will provide the supplemental description and information requested in your September 9, 2008 letter, items 2, 3 and 4, within 20 business days of your letter to us, or by October 7, 2008.

We additionally acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mike Heather

Mike Heather
Chief Financial Officer
Ph: 714.796.5965
Fx: 714.560.7365
E: mike.heather@prospectmedical.com